Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated October 31, 2008

Units
Bear Market Strategic Accelerated Redemption Securities® (the "Notes") Linked to the Dow Jones-AIG Commodity Index SM— Excess Return due June , 2010
$10 principal amount per unit
Term Sheet No.

**Merrill Lynch & Co., Inc.**

| | | |
|---|---|---|
| Expected Pricing Date* | November | , 2008 |
| Settlement Date* | December | , 2008 |
| Maturity Date* | June | , 2010 |
| CUSIP No. | | |

# Bear Market Strategic Accelerated Redemption Securities®

- The Notes will be called at an amount equal to the $10 principal amount per unit plus the Call Premium of between 13% to 17% per annum if the closing level of the Dow Jones-AIG Commodity Index SM—Excess Return on any observation date is less than or equal to 100% of its starting value
- A maturity of approximately 18 months
- 1-to-1 downside exposure to increases in the level of the Dow Jones-AIG Commodity Index SM—Excess Return in excess of a Threshold Level, with up to 100% of the principal amount at risk if the Notes are not called prior to maturity
- No periodic interest payments
- No listing on any securities exchange
- The Notes are not guaranteed or insured by the FDIC.

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement STR-3.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$0.15	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.95 per unit and $0.10 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in November or December 2008, the settlement date may occur in November or December 2008, the maturity date may occur in May or June 2010 and the observation dates may be adjusted accordingly. Any reference in this term sheet to the month in which the settlement date, maturity date or observation dates will occur is subject to change as specified above.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Merrill Lynch & Co., Inc.

“Dow Jones,” “AIG” and “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. or American International Group, Inc., and none of Dow Jones, AIG International Inc. or American International Group, Inc. makes any representation regarding the advisability of investing in the Notes.

Merrill Lynch & Co.

November     , 2008

Summary

The Bear Market Strategic Accelerated Redemption Securities Linked to the Dow Jones-AIG Commodity

IndexSM—Excess Return due June     , 2010 (the “Notes”) are senior unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co. The Notes provide for an automatic call of the Notes if the Observation Level of the Dow Jones-AIG Commodity IndexSM—Excess Return (the “Index”) on any Observation Date is less than or equal to the Call Level. If the Notes are called on any Observation Date, you will receive on the Call Settlement Date an amount per unit (the “Call Amount”) equal to the $10 Original Public Offering Price of the Notes plus the applicable Call Premium. If your Notes are not called, the amount you receive on the maturity date (the “Redemption Amount”) will not be greater than the Original Public Offering Price per unit and will be based on the direction of and percentage change in the level of the Index from the Starting Value, as determined on the Pricing Date, to the Ending Value, as determined on the final Observation Date. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that may be less, and potentially significantly less, than the Original Public Offering Price of the Notes. Investors also must be prepared to have their Notes called by us on any Observation Date.

Terms of the Notes	Determining Payment for the Notes

Automatic Call Provision:

The Notes will be automatically called on an Observation Date if the Observation Level on such Observation Date is less than or equal to the applicable Call Level. If the Notes are called, you will receive on the Call Settlement Date the Call Amount per unit applicable to such Observation Date which is equal to the $10 Original Public Offering Price per unit plus the Call Premium.

Payment at Maturity:

If the Notes are not called prior to the Maturity Date, the “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the Calculation Agent and will be based on the percentage change in the level of the Index from the Starting Value to the Ending Value:

Hypothetical Payments

Set forth below are five hypothetical examples of payment calculations assuming:

1) a hypothetical Starting Value of 138.051, the closing level of the Index on October 17, 2008;

2) a hypothetical Threshold Level of 151.856 or 110% of the hypothetical Starting Value;

3) a hypothetical Call Level of 138.051, or 100% of the hypothetical Starting Value;

4) a term of the Notes from October 21, 2008 to April 26, 2010, a term expected to be similar to that of the Notes;

5) a Call Premium of 15% of the $10.00 Original Public Offering Price per unit per annum, the midpoint of the range of 13% and 17%; and

6) Observation Dates occurring on April 24, 2009, October 26, 2009, and April 19, 2010.

The Notes are Called on one of the Observation Dates

The Notes have not been previously called and the Observation Level on the relevant Observation Date is equal to or less than the Call Level. Consequently the Notes will be called at the Call Amount per unit equal to $10.00 plus the applicable Call Premium.

Example 1

If the call is related to the Observation Date that falls on April 24, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $0.75 = $10.75 per Note.

Example 2

If the call is related to the Observation Date that falls on October 26, 2009, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $1.50 = $11.50 per Note.

Example 3

If the call is related to the Observation Date that falls on April 19, 2010, the Call Amount per Unit will be:

$10.00 plus the Call Premium of $2.25 = $12.25 per Note.

The Notes are not Called on any of the Observation Dates

Example 4

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the final Observation Date is not greater than 151.856, the hypothetical Threshold Level. The amount received at maturity per Note will therefore be $10.00.

Example 5

The Notes are not called on any of the Observation Dates and the hypothetical Ending Value of the Index on the final Observation Date is greater than 151.856, the hypothetical Threshold Level. The amount received at maturity will be less, and possibly significantly less, than the original $10 public offering price per Note.

If the Ending Value is 179.466, or 130% of the hypothetical Starting Value, the payment at maturity will be:

$10 + [$10 x (151.856 – 179.466) / 138.051] = $8.00 per Note

These examples have been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Observation Level on the applicable Observation Date, Ending Value, if applicable, Call Premium and term of your investment.

Summary of the Hypothetical Examples

Notes are Called on an Observation Date	Observation Date on April 24, 2009	Observation Date on October 26, 2009	Observation Date on April 19, 2010
Hypothetical Starting Value	138.051	138.051	138.051
Hypothetical Call Level	138.051	138.051	138.051
Hypothetical Observation Level on the Observation Date	132.529	135.290	135.290
Return of the Index	-4.00%	-2.00%	-2.00%
Return of the Notes	7.50%	15.00%	22.50%
Call Amount per Unit	$10.75	$11.50	$12.25

Notes are Not Called on any Observation Date	Ending Value is less than the hypothetical Threshold Level	Ending Value is greater than the hypothetical Threshold Level
Hypothetical Starting Value	138.051	138.051
Hypothetical Ending Value	144.954	179.466
Hypothetical Threshold Level	151.856	151.856
Is the hypothetical Ending Value less than the hypothetical Threshold Level?	Yes	No
Return of the Index	5.00%	30.00%
Return of the Notes	0.00%	-20.00%
Redemption Amount per Unit	$10.00	$8.00

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	If your Notes are not called prior to maturity, your investment may result in a loss which could be substantial.

▪	Your Notes may be called on an Observation Date and, if called, you will receive the Call Amount, and your return will be capped at the Call Premium.

▪	Your return on the Notes, which could be negative, may be lower than the return on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Ownership of the Notes will not entitle you to any rights with respect to any futures contracts or commodities included in or tracked by the Index.

▪	Trading in the Index Components (as defined below) can be volatile based on a number of factors that we cannot control.

▪	Suspension or disruptions of market trading in the commodity and related futures markets, or in the Index, may adversely affect the value of the Notes.

▪	The Notes will not be regulated by the CFTC.

▪	The Index includes futures contracts on foreign exchanges that are less regulated than U.S. markets.

▪	The Index publisher may adjust the Index or any Index Component in a way that affects its level, and the Index publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain. See “Certain U.S. Federal Income Taxation Considerations” below.

In addition to the risk factors, it is important to bear in mind that the Notes are senior debt securities of ML&Co. and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of ML&Co.

Recent Developments

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 of a share of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America. The transaction is expected to close on or after December 31, 2008, subject to shareholder approval and customary closing conditions, including standard regulatory approvals.

Additional Risk Factors

The Index is a rolling index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts have a set expiration date and normally specify a certain date for delivery of the underlying physical commodity. In the case of the Index, as the exchange-traded contracts that comprise the Index approach the month before expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, where prices are lower in the distant delivery months than in the nearer delivery months, the sale of the nearer delivery month contract would take place at a price that is higher than the price of the distant delivery month contract, thereby creating a positive “roll yield”, which would positively affect the level of the Index and negatively affect the value of the Notes.

The Notes include the risk of concentrated positions in one or more commodity sectors

The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are heavily concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. For example, approximately 35% of the component commodities of the Index are energy oriented. Accordingly, a rise in value of commodity futures traded in this sector would positively affect the performance of the Index, which would adversely affect the value of the Notes. Two other sectors each represent over 17% of the component commodities of the Index. See “The Index” below.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪

You anticipate that the level of the Index will depreciate from the Starting Value to the Observation Level on any Observation Date and you seek an early exit prior to maturity at a premium in such case.

▪

You are willing to receive a pre-determined return on your investment, capped at the Call Premium, in case the Notes are called, regardless of the performance of the Index from the Starting Value to the date on which the Notes are called.

▪

You are willing to accept that the Notes may not be called prior to the maturity date, in which case your return on your investment will be equal to or less than the $10 Original Public Offering Price per unit.

▪

You accept that your investment may result in a loss, which could be significant, if the Ending Value of the Index is above the Starting Value on all Observation Dates and is above the Threshold Level on the final Observation Date.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of any rights with respect to futures contracts or commodities included in or tracked by the Index.

▪

You are willing to accept that a trading market for the Notes is not expected to develop. Although MLPF&S, our subsidiary, has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of ML&Co.

The Notes may not be appropriate investments for you if:

▪	You want to hold your Notes for the full term.

▪	You anticipate that the level of the Index will appreciate from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will be greater than the Starting Value on all Observation Dates.

▪	You seek a return on your investment that will not be capped at the Call Premium.

▪	You are seeking 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want an investment that provides you with rights with respect to futures contracts or commodities included or tracked by the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The Dow Jones-AIG Commodity IndexSM

All disclosure contained in this term sheet regarding the Dow Jones-AIG Commodity IndexSM (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones, AIG International Inc. (“AIGI”) and AIG Financial Products Corp. (“AIGFP”) as stated in these sources and these policies are subject to change at the discretion of Dow Jones, AIGI and AIGFP. ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is a proprietary index that was created by Dow Jones and AIGI to provide a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. There are 23 futures contracts on physical commodities eligible for inclusion in the Index (each, an “Index Component”). A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 23 commodities that are eligible for inclusion in the Index (the “Index Commodities”) are: aluminum; cocoa; coffee; copper; corn; cotton; crude oil; gold; heating oil; lead; lean hogs; live cattle; natural gas; nickel; platinum; silver; soybeans; soybean oil; sugar; tin; unleaded gasoline; wheat and zinc. The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel, lead, tin and zinc, which trade on the London Metals Exchange (the “LME”). The designated futures contracts for the Index are set forth below in the section entitled “—Designated Contacts for Each Index Commodity”. The actual Index Commodities included in the Index are set forth below in the section “—Annual Reweighting and Rebalancing of the Index”.

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-AIG Business Days (as defined below) each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and AIGI at any time. Currently, Dow Jones publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-AIG Business Day on Bloomberg, L.P., under the symbol “DJAIG”.

A “DJ-AIG Business Day” means a day on which the sum of the Commodity Index Percentages (as described below under “—Annual Reweighting and Rebalancing of the Index”) for the Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the basket of commodities included in the index. The Index was created using the following four main principles:

Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

Diversification: In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and, in addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

    Designated Contracts for each Index Commodity

A futures contract known as a Designated Contract is selected by AIGFP for each Index Commodity. With the exception of several LME contracts, where AIGFP believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, AIGFP selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, AIGFP will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade (“CBOT”), the LME, the Chicago Mercantile Exchange (“CME”), the New York Board of Trade (“NYBOT”), the Commodities Exchange (the “COMEX”) and the New York Mercantile Exchange (the “NYMEX”), and are as follows:

Index Commodity	Designated Contract and Price Quote	Current Weightings of Designated Contracts (1)	Exchange	Units
Aluminum	High Grade Primary Aluminum $/metric ton	7.27%	LME	25 metric tons
Cocoa	Cocoa $/metric ton	0%	NYBOT	10 metric tons
Coffee	Coffee “C” cents/pound	3.12%	NYBOT	37,500 lbs
Copper (2)	Copper cents/pound	6.75%	COMEX	25,000 lbs
Corn	Corn cents/bushel	6.20%	CBOT	5,000 bushels
Cotton	Cotton cents/pound	2.15%	NYBOT	50,000 lbs
Crude Oil	Light, Sweet Crude Oil $/barrel	14.60%	NYMEX	1,000 barrels
Gold	Gold $/troy oz.	7.91%	COMEX	100 troy oz.
Heating Oil	Heating Oil cents/gallon	4.47%	NYMEX	42,000 gallons
Lead	Refined Standard Lead $/metric ton	0%	LME	25 metric tons
Live Cattle	Live Cattle cents/pound	5.43%	CME	40,000 lbs
Lean Hogs	Lean Hogs cents/pound	3.07%	CME	40,000 lbs
Natural Gas	Henry Hub Natural Gas $/mmbtu	12.08%	NYMEX	10,000 mmbtu
Nickel	Primary Nickel $/metric ton	1.63%	LME	6 metric tons
Platinum	Platinum $/troy oz.	0%	NYMEX	50 troy oz.
Silver	Silver cents/troy oz.	2.29%	COMEX	5,000 troy oz.
Soybeans	Soybeans cents/bushel	6.67%	CBOT	5,000 bushels
Soybean Oil	Soybean Oil cents/pound	2.58%	CBOT	60,000 lbs
Sugar	World Sugar No. 11 cents/pound	4.00%	NYBOT	112,000 lbs
Tin	Refined Tin $/metric ton	0%	LME	5 metric tons
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending cents/gallon	3.95	NYMEX	42,000 gallons
Wheat	Wheat cents/bushel	3.71%	CBOT	5,000 bushels
Zinc	Special High Grade Zinc $/metric ton	2.13%	LME	25 metric tons

(1)	Reflects the approximate weightings as of September 30, 2008 of the nineteen commodities currently included in the Index.

(2)	The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contact and the LME copper contract volume data in determining the weighting for the Index.

    Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities are assigned to “Commodity Groups”. The Commodity Groups, the commodities of each and the index weighting of each Commodity Group as of September 30, 2008 are as follows:

Commodity Group:	Commodities:	Index Weighting by Commodity Group as of September 30, 2008:
Energy	Crude Oil Heating Oil Natural Gas Unleaded Gasoline (RBOB)	35.10%
Industrial Metals	Aluminum Copper Lead Nickel Tin Zinc	17.78%
Grains	Corn Soybeans Soybean Oil Wheat	19.16%
Livestock	Lean Hogs Live Cattle	8.50%
Softs	Cocoa Coffee Cotton Sugar	9.27%
Precious Metals	Gold Silver Platinum	10.20%

    Index Multipliers

The following is a list of the Index Commodities included in the Index for 2008, as well as their respective Commodity Index Multipliers for 2008:

Index Commodity	2008 Commodity Dow Jones-AIG Commodity Index Multiplier
Aluminum	0.10645781
Coffee	84.120443
Copper	82.54348926
Corn	44.7310438
Cotton	132.43156928
Crude Oil	5.10532583
Gold	0.31597088
Heating Oil	54.36015533
Lean Hogs	168.46568907
Live Cattle	190.25365903
Natural Gas	57.15082625
Nickel	0.00365076
Silver	6.55442858
Soybeans	22.47835932
Soybean Oil	204.03994223
Sugar	1031.60874052
Unleaded Gasoline	56.53635029
Wheat	19.18098866
Zinc	0.04488315

    Index Supervisory and Advisory Committees

Prior to January 1, 2007, the Dow Jones AIG Oversight Committee (the “Oversight Committee”) reviewed and approved procedures for calculating the Index. Effective January 1, 2007, however, Dow Jones and AIGFP replaced the Oversight Committee with a two-tier oversight structure comprised of the Supervisory Committee and the Advisory Committee in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by AIGFP and one of whom is appointed by Dow Jones, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

    Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings and the recalculation of the composition of the Index are determined each year in June by AIGFP under the supervision of the Supervisory Committee, and such determination is reviewed by the Supervisory and Advisory Committees at the meeting in June or July. Once approved by the Supervisory Committee, the new composition of the Index is announced in July following such meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the “CLP”) and production is measured by the commodity production percentage (the “CPP”). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the “CIP”) for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

•	No single commodity may constitute more than 15% of the Index;

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

•	No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the “CIM”) for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

    Computation of the Index

The Index is calculated by Dow Jones, in conjunction with AIGI, by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The daily percentage change in this sum is then applied to the prior day’s level of the Index to calculate the current level of the Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through September 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On October 17, 2008, the closing level of the Index was 138.051.

    License Agreement

Dow Jones, AIGI and MLPF&S have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the Dow Jones in connection with certain securities, including the Notes. ML&Co. is an authorized sub-licensee under such license agreement.

The license agreement among Dow Jones, AIGI and MLPF&S provides that the following language must be set forth in this term sheet:

““Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by ML&Co. The Notes based on the Dow Jones-AIG Commodity IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Notes.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to ML&Co. is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity Index, which are determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to ML&Co. or the Notes. Dow Jones and AIGI have no obligation to take the needs of ML&Co. or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity Index. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to holders of the Notes, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by ML&Co., but which may be similar to and competitive with the Notes. In addition, American International Group, AIGI and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity Index and the Notes.

This term sheet relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity Index components. Investors in the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates. The information in this term sheet regarding the Dow Jones-AIG Commodity Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Dow Jones-AIG Commodity Index components in connection with the Notes. None of Dow Jones, American International Group, AIGI or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Dow Jones-AIG Commodity Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES-AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND ML&CO., OTHER THAN AMERICAN INTERNATIONAL GROUP.”

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the Notes, including the following:

•

You and ML&Co. agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat the Notes for all tax purposes as pre-paid cash-settled financial contracts linked to the level of the Index.

•

Under this characterization and tax treatment of the Notes, upon receipt of cash on the maturity date, you will recognize gain or loss. Although it is uncertain whether any such gain or loss should be treated as capital or ordinary, absent a future clarification in law to the contrary, ML&Co. intends to report such gain or loss as capital gain or loss, which will be long-term capital gain or loss if you held your Note for more than one year as of the maturity date.

•

Under this characterization and tax treatment of the Notes, you will generally recognize capital gain or loss to the extent that you receive cash upon a sale, exchange or redemption of a Note prior to the maturity date, which will be short-term or long-term capital gain or loss depending on your holding period for the Notes as of the date of sale, exchange or redemption.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-3 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for U.S. federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper U.S. federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a cash-settled financial contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date.    Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement STR-3) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale, Exchange or Redemption of the Notes.    Assuming that the Notes are properly characterized and treated as cash-settled financial contracts linked to the level of the Index, upon a sale, exchange or redemption of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or redemption and such U.S. Holder’s tax basis in the Note so sold, exchanged or redeemed. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year as of the date of such sale, exchange or redemption. The deductibility of capital losses is subject to certain limitations.

Possible Future Tax Law Changes.    On December 7, 2007, the IRS released a notice that could possibly affect the taxation of holders of the Notes. According to the notice, the IRS and the U.S. Department of the Treasury (the “Treasury Department”) are actively considering, among other things, whether the holder of an instrument having terms similar (but not identical) to the Notes should be required to accrue either ordinary income or capital gain on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of instruments having terms similar to the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, and whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether the tax treatment of such instruments should vary depending upon whether or not such instruments are traded on a securities exchange, whether such instruments should be treated as indebtedness, whether the tax treatment of such instruments should vary depending upon the nature of the underlying asset. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, if any, of the above considerations to their investment in the Notes. ML&Co. intends to continue to treat the Notes for U.S. federal income tax purposes in accordance with the treatment described herein unless and until such time as the Treasury Department and IRS determine that some other treatment is more appropriate.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement STR-3.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement STR-3 dated August 28, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508186909/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.